FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2006
                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                             HSBC BANK CANADA
                    FIRST QUARTER 2006 RESULTS^ - HIGHLIGHTS

   - Net income attributable to common shares was C$116 million for the quarter ended 31 March 2006, an increase of 7.4 per cent over the same period in 2005.

   - Return on average common equity was 20.7 per cent for the quarter ended 31 March 2006 compared with 20.9 per cent for the same period in 2005.

   - The cost efficiency ratio was 53.1 per cent for the quarter ended 31 March 2006 compared with 53.0 per cent for the same period in 2005.

   - Total assets were C$52.3 billion at 31 March 2006 compared with C$45.0 billion at 31 March 2005.

   - Total funds under management were C$30.4 billion at 31 March 2006 compared with C$23.9 billion at 31 March 2005.

^ Results are prepared in accordance with Canadian generally accepted accounting principles.

Financial Commentary

Overview

HSBC Bank Canada recorded net income attributable to common shares of C$116 million for the quarter ended 31 March 2006, an increase of C$8 million, or 7.4 per cent, from C$108 million for the first quarter of 2005. Compared to the fourth quarter of 2005, net income attributable to common shares was C$16 million lower as net income in the fourth quarter of 2005 benefited from a C$14 million reversal from the general allowance for credit losses and a C$14 million adjustment to other expenses, both before income taxes. Excluding these items and the related income tax adjustments, net income attributable to common shares would have been C$107 million in the fourth quarter of 2005.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "HSBC Bank Canada is off to a good start in fiscal 2006, with solid year-over-year revenue and net income growth. The increases were broad based and reflected solid contribution from each of our customer groups. Net interest income, as well as non-interest revenue, was higher across our businesses. However, the competitive environment continues to impact our net interest margin. In growing our business, we have actively managed to contain our costs, which has resulted in a stable cost efficiency ratio. Lastly, the stable credit environment in Canada has resulted in continued low provision for credit losses.

"Our focus for the rest of this year is to achieve sustainable revenue growth by retaining and deepening existing customer relationships and acquiring new customers. We will do this by continuing to listen to our customers and introducing new products to meet their needs, while investing in our brand and improving our sales process. We will continue to invest in our businesses and reallocate resources to areas of growth."

Net interest income

Net interest income for the first quarter of 2006 was C$266 million compared with C$237 million in the same quarter of 2005, an increase of C$29 million, or
12.2 per cent. The increase was driven by growth in assets across all of our customer groups. Average loans for the quarter ended 31 March 2006 were C$32.3 billion compared with C$28.8 billion for the same period in 2005. This was partially offset by continued competitive pressures and the interest rate environment. As a result, net interest margin, as a percentage of average interest earning assets, was 2.36 per cent for the quarter ended 31 March 2006 compared with 2.44 per cent for the same period in 2005. Additionally, the relatively flat yield curve impacted income from securities.

Net interest income in the first quarter of 2006 was C$3 million lower compared with C$269 million in the fourth quarter of 2005. The net interest margin, as a percentage of average interest earning assets, was the same at 2.36 per cent. Net interest income in the first quarter of 2006 was negatively impacted by securitisations of residential mortgages and personal lines of credit totalling C$1.2 billion in the latter part of the fourth quarter of 2005 and C$0.7 billion early in the first quarter of 2006. This was partially offset by higher yields in Commercial Banking.

Non-interest revenue

Non-interest revenue was C$156 million for the first quarter of 2006 compared with C$144 million in the same quarter of 2005, an increase of C$12 million, or
8.3 per cent. Growth was broad-based, led by higher revenue from foreign exchange as the Canadian dollar volatility with the US dollar spurred transaction volumes. Investment administration fees were higher as funds managed in our wealth management businesses continued to grow. An increase in credit fees was driven by continued strength in commercial lending activities.

The increase in non-interest revenue from the fourth quarter of 2005 was C$15 million, or 10.6 per cent. Capital market fees were significantly higher due to higher revenue from increased customer trading of securities. Gains from our investment in private equity funds were higher in the first quarter of 2006. Income from securitisation was higher due to higher gains on sales in the first quarter of 2006.

Non-interest expenses

Non-interest expenses were C$224 million for the first quarter of 2006 compared with C$202 million in the same quarter of 2005, an increase of C$22 million, or
10.9 per cent. As a result, the cost efficiency ratio was slightly higher at
53.1 per cent compared with 53.0 per cent for 2005. Salaries and employee benefits expenses were higher in 2006 due largely to increased variable compensation costs, and a higher employee base. Other non-interest expenses were higher in 2006 due to growth in the business and a net reduction in expense in the first quarter of 2005 from successful resolution of certain commodity tax issues. These were partially offset by lower expenses in 2006 due to discontinuation of the guarantee by HSBC Holdings plc for new deposits after 30 June 2005.

Non-interest expenses were C$19 million higher than the fourth quarter of 2005 and the cost efficiency ratio was higher compared with 50.0 per cent. Salaries and benefits were higher due to higher variable compensation costs, and pension and other benefits costs, partially offset by lower termination expenses. Other expenses were higher due largely to a year-to-date reduction in the guarantee fee expense for 2005 recorded in the fourth quarter. This was partially offset by the higher media spend in the fourth quarter of last year.

Credit quality and provision for credit losses

The provision for credit losses was C$6 million for the first quarter of 2006 compared with C$8 million in the first quarter of 2005, and C$6 million for the fourth quarter of 2005. The relatively low provisions reflect the continued stable asset quality and credit performance of the loan portfolio arising from low corporate default rates resulting from strong economic conditions in Canada and the United States. We continue to closely monitor sectors that may be at risk if certain economic conditions have an adverse impact on companies associated with these areas. We actively manage our risks and level of exposure within these sectors.

Gross impaired loans were C$153 million, C$23 million, or 17.7 per cent, higher compared with C$130 million at 31 December 2005, and C$7 million, or 4.8 per cent, higher compared with C$146 million at 31 March 2005. Total impaired loans, net of specific allowances for credit losses, were C$97 million at 31 March 2006 compared with C$73 million at 31 December 2005 and C$85 million at 31 March 2005. The general allowance for credit losses remained at C$269 million compared with 31 December 2005 and was down from C$282 million at 31 March 2005. The total allowance for credit losses, as a percentage of loans outstanding, was
0.99 per cent at 31 March 2006 compared with 1.01 per cent at 31 December 2005 and 1.15 per cent at 31 March 2005.

Income taxes

The effective tax rate in the first quarter of 2006 was 35.1 per cent compared with 34.1 per cent in the first quarter of 2005 and 30.1 per cent in the fourth quarter of 2005. The tax rate in the fourth quarter of 2005 was lowered as a year-to-date credit was recorded on the resolution of deductibility of the guarantee fee expense for the years 2002 to 2005.

Balance sheet

Total assets at 31 March 2006 were C$52.3 billion, an increase of C$3.1 billion from 31 December 2005, and C$7.3 billion from 31 March 2005. We continued to grow our lending portfolio across all customer groups. Commercial loans and bankers' acceptances climbed C$1.1 billion since the end of 2005 on the continued strong economy, primarily in western Canada. Residential mortgages increased C$0.3 billion, after securitisation of C$0.2 billion in the quarter, on continued strength in housing markets. Consumer loans decreased C$0.3 billion, which was after a securitisation of C$0.5 billion of personal lines of credit in the quarter. Our securities portfolio increased by C$1.7 billion in the quarter, primarily in Government of Canada securities.

Total deposits increased C$1.8 billion to C$40.4 billion at 31 March 2006 from C$38.6 billion at 31 December 2005 and were C$4.8 billion higher compared with C$35.6 billion at 31 March 2005. The growth was primarily from higher cash management activity from our corporate customers. Other liabilities increased C$0.8 billion largely from an increase in shorted positions of securities.

Total assets under administration

Funds under management were C$21.8 billion at 31 March 2006 compared with C$20.5 billion at 31 December 2005 and C$18.1 billion at 31 March 2005. Including custody and administration balances, total assets under administration were C$30.4 billion compared with C$28.0 billion at 31 December 2005 and C$23.9 billion at 31 March 2005.

Funds under management in the first quarter of 2006 benefited from strong sales and buoyant equity markets, particularly in Canada, which were driven by continued increases in the prices of natural resources. Custodial accounts increased by C$1.0 billion due to increased institutional and custody business in our trust company operations.

Capital management

The tier 1 capital ratio was 9.0 per cent and the total capital ratio was 11.3 per cent at 31 March 2006. These compare with 9.0 per cent and 11.2 per cent, respectively, at 31 December 2005 and 8.5 per cent and 10.8 per cent, respectively, at 31 March 2005.

In addition to net income, regulatory capital increased in the first quarter of 2006 as subordinated debentures increased C$140 million as a redemption of a C$60 million issue was offset by a new C$200 million issue. This was partially offset by dividends declared.

Dividends

During the first quarter of 2006, we declared and paid C$60 million in dividends on our common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on our Class 1 Preferred Shares - Series C and 31.25 cents per share on our Class 1 Preferred Shares - Series D. The dividends will be payable on 30 June 2006, for shareholders of record on 15 June 2006.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With around 9,500 offices in 76 countries and territories and assets of US$1,502 billion at 31 December 2005, the HSBC Group is one of the world's largest banking and financial services organisations. Visit our website at hsbc.ca for more information about HSBC Bank Canada and our products and services.

Media enquiries to: Ernest Yee 604-641-2973
                    Sharon Wilks 416-868-3878

Copies of HSBC Bank Canada's first quarter 2006 report will be sent to shareholders in May 2006.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and our net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on our revenues. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact our results and financial condition.

Summary

                                                            Quarter ended
Figures in C$ millions
(except per share amounts)                      31Mar06          31Dec05         31Mar05
Earnings
Net income attributable to common shares            116              132             108
Basic earnings per share                           0.24             0.27            0.22

Performance ratios (%)
Return on average common equity                    20.7             23.8            20.9
Return on average assets                           0.92             1.06            0.99
Net interest margin^                               2.36             2.36            2.44
Cost efficiency ratio^^                            53.1             50.0            53.0
Non-interest revenue:total revenue ratio           37.0             34.4            37.8

Credit information
Gross impaired loans                                153              130             146
Allowance for credit losses
- Balance at end of period                          325              326             343
- As a percentage of gross impaired loans           212%             251%            235%
- As a percentage of loans outstanding             0.99%            1.01%           1.15%

Average balances
Assets                                           50,986           49,605          44,180
Loans                                            32,252           32,387          28,841
Deposits                                         40,022           39,006          34,704
Common equity                                     2,276            2,204           2,098

Capital ratios (%)
Tier 1                                              9.0              9.0             8.5
Total capital                                      11.3             11.2            10.8

Total assets under administration
Funds under management                           21,796           20,453          18,084
Custodial accounts                                8,564            7,594           5,797
Total assets under administration                30,360           28,047          23,881


^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.
^^ Net interest margin is net interest income divided by average interest earning assets for the period.

Consolidated Statement of Income (Unaudited)

                                                             Quarter ended
Figures in C$ millions
(except per share amounts)                          31Mar06       31Dec05       31Mar05
                                                                                      ^
Interest and dividend income
Loans                                                   462           444           374
Securities                                               43            40            24
Deposits with regulated financial institutions           58            52            30
                                                        563           536           428

Interest expense
Deposits                                                291           261           184
Debentures                                                6             6             7
                                                        297           267           191

Net interest income                                     266           269           237

Non-interest revenue
Deposit and payment service charges                      21            22            20
Credit fees                                              25            26            22
Capital market fees                                      32            25            32
Investment administration fees                           24            22            17
Foreign exchange                                         22            21            17
Trade finance                                             6             6             7
Trading revenue                                           2             1             3
Investment securities gains                               5             2             7
Securitisation income                                     8             6             8
Other                                                    11            10            11
                                                        156           141           144

Total revenue                                           422           410           381

Non-interest expenses
Salaries and employee benefits                          123           111           109
Premises and equipment                                   29            27            27
Other                                                    72            67            66
                                                        224           205           202

Net operating income before provision for credit
  losses                                                198           205           179

Provision for credit losses                               6             6             8

Income before provision and
  non-controlling interest in income of trust           192           199           171
Provision for income taxes                               65            58            57
Non-controlling interest in income of trust               7             6             4
Net income                                              120           135           110
Preferred share dividends                                 4             3             2
Net income attributable to common shares                116           132           108

Average common shares outstanding (000)             488,668       488,668       488,668
Basic earnings per share (C$)                          0.24          0.27          0.22

^ Certain prior period amounts have been reclassified to conform with the current period presentation.

Condensed Consolidated Balance Sheet (Unaudited)

Figures in C$ millions                      31Mar06           31Dec05          31Mar05

Assets
Cash and deposits with Bank of Canada           374               409              212
Deposits with regulated financial
  institutions                                4,808             5,549            4,923
                                              5,182             5,958            5,135

Investment securities                         4,254             2,923            3,085
Trading securities                            1,762             1,418            1,029
                                              6,016             4,341            4,114

Assets purchased under reverse
  repurchase agreements                       2,536             1,752            1,437

Loans
- Businesses and government                  16,149            15,571           14,387
- Residential mortgage                       13,185            12,865           11,862
- Consumer                                    3,427             3,734            3,465
- Allowance for credit losses                  (325)             (326)            (343)
                                             32,436            31,844           29,371

Customers' liability under acceptances        4,483             4,002            3,675
Land, buildings and equipment                   100               103               99
Other assets                                  1,574             1,210            1,145
                                              6,157             5,315            4,919
Total assets                                 52,327            49,210           44,976

Liabilities and shareholders' equity
Deposits
- Regulated financial institutions            1,994             1,975              843
- Individuals                                15,809            15,300           15,111
- Businesses and governments                 22,625            21,333           19,630
                                             40,428            38,608           35,584

Acceptances                                   4,483             4,002            3,675
Assets sold under repurchase agreements         165               302               61
Other liabilities                             3,605             2,849            2,752
Non-controlling interest in trust
  and subsidiary                                430               430              230
                                              8,683             7,583            6,718

Subordinated debentures                         563               423              427

Shareholders' equity
- Preferred shares                              350               350              125
- Common shares                               1,125             1,125            1,125
- Contributed surplus                           188               187              179
- Retained earnings                             990               934              818
                                              2,653             2,596            2,247
Total liabilities and shareholders' equity   52,327            49,210           44,976

Condensed Consolidated Statement of Cash Flows (Unaudited)

                                                           Quarter ended
Figures in C$ millions                           31Mar06         31Dec05         31Mar05

Cash flows provided by/(used in):
- operating activities                               253            (100)            405
- financing activities                             1,699             141           1,662
- investing activities                            (2,503)            335          (1,591)

Increase in cash and cash equivalents               (551)            376             476
Cash and cash equivalents, beginning of period     5,200           4,824           4,007
Cash and cash equivalents, end of period           4,649           5,200           4,483

Represented by:
- Cash resources per balance sheet                 5,182           5,958           5,135
  - less non-operating deposits^                    (533)           (758)           (652)
- Cash and cash equivalents, end of period         4,649           5,200           4,483

^ Non-operating deposits are comprised primarily of cash that reprices after 90 days and cash restricted for recourse on securitisation transactions.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 May 2006